EXHIBIT 12.1
COMPUTATION OF RATIOS OF EARNINGS TO FIXED CHARGES

	Nine Months Ended	Years Ended December 31,
	September 30, 2008	2007	2006	2005	2004	2003
			($ in thousands)
Fixed charges (1):
Interest expense	$529,524	$847,241	$606,725	$185,935	$79,053	$39,956
Interest capitalized	—	357	414	932	—	—
Interest portion of rental expense	1,162	1,697	1,327	1,244	1,494	843

Total fixed charges	$530,686	$849,295	$608,466	$188,111	$80,547	$40,799

Earnings:

Net income before noncontrolling interest expenses and income taxes	$116,743	$268,788	$350,749	$269,072	$205,421	$132,480
Fixed charges	530,686	849,295	608,466	188,111	80,547	40,799
Less: Interest capitalized	—	(357)	(414)	(932)	—	—

Total earnings	$647,429	$1,117,726	$958,801	$456,251	$285,968	$173,279

Ratio of earnings to fixed charges	1.2x	1.3 x	1.6 x	2.4 x	3.6 x	4.2 x

(1)	Excludes interest related to the application of FIN 48.